Exhibit 99.1

Date: July 20, 2012	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PETAQUILLA MINERALS LTD. (CANCELLED)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	17/07/2012
Record Date for Voting (if applicable) :	17/07/2012
Beneficial Ownership Determination Date :	17/07/2012
Meeting Date :	17/08/2012 (CANCELLED)
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	716013107	CA7160131073

Sincerely,

Computershare Trust Company of Canada / Computershare
Investor Services Inc.

Agent for PETAQUILLA MINERALS LTD.